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                             May 31, 2022

       Abhijit Bhattacharya
       Executive Vice President and Chief Financial Officer
       Koninklijke Philips NV
       Philips Center
       Amstelplein 2, 1096 BC
       Amsterdam, The Netherlands

                                                        Re: Koninklijke Philips
NV
                                                            Form 20-F for the
Fiscal Year ended December 31, 2021
                                                            Filed February 22,
2022
                                                            Form 6-K filed
April 25, 2022
                                                            File No.
001-05146-01

       Dear Mr. Bhattacharya:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year ended December 31, 2021

       14.1 Reconciliation of non-IFRS information
       EBITA and Adjusted EBITA

   1. Please revise future filings to clearly identify and describe individually significant transactions included
under the    Other items    heading. We note, for example, that the
                                                        Philips Respironics
recall charge is included within the Connected Care Other items adjustments.
 Abhijit Bhattacharya
Koninklijke Philips NV
May 31, 2022
Page 2
Form 6-K filed April 25, 2022

First-quarter highlights

2. We note the discussion of increasing risks related to COVID-19, China, the Russia-
         Ukraine war, supply chain and inflationary pressures. In future filings, please revise to clarify the resulting impact of these risks on the company, including how your business segments, products, lines of service, projects, or operations are materially impacted.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lynn Dicker at (202) 551-3616 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 with any questions.



FirstName LastNameAbhijit Bhattacharya                         Sincerely,
Comapany NameKoninklijke Philips NV
                                                               Division of
Corporation Finance
May 31, 2022 Page 2                                            Office of Life
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FirstName LastName